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Pricing Supplement dated March 2, 1998                       Rule #424(b)(3)
(To Prospectus dated August 6, 1997)                         File No. 333-28291

                         $200,000,000 Principal Amount

                                 Advanta Corp.

                                  91 Day Notes
                      Six, Eighteen and Thirty Month Notes
             One, Two, Three, Four, Five, Seven and Ten Year Notes



                                       Annual                                        Annual
                        Interest       Percentage                    Interest        Percentage
                        Rate           Yield                         Rate             Yield
 Maturity               Per Annum      (APY)        Maturity         Per Annum       (APY)
 --------               ---------      -----        --------         ---------       -----
 91 Days                5.97%          6.15%        One Year         6.86%           7.10%
 Six Months             6.53%          6.75%        Two Years        7.14%           7.40%
 Eighteen Months        6.95%          7.20%        Four Years       7.56%           7.85%

 Thirty Months          7.23%          7.50%        Five Years       7.70%           8.00%


                              RECENT DEVELOPMENTS

         On October 28, 1997, Advanta Corp. (the "Company") announced that it had reached a definitive agreement under which the Company would contribute its consumer credit card business to Fleet Credit Card, LLC, a Rhode Island limited liability company (the "LLC") in exchange for a 4.99% interest in the LLC, pursuant to the terms of a Contribution Agreement (the "Contribution Agreement") with Fleet Financial Group, Inc. ("Fleet") (the "Transaction"). Under the terms of the Contribution Agreement, Fleet would contribute its consumer credit card business to the LLC in exchange for a 95.01% interest in the LLC. The Company would continue to operate its mortgage and business services companies.

         The Company also announced that Dennis Alter will resume his long-held position as Chief Executive Officer of the Company. Alex "Pete" Hart, former Chief Executive Officer, and Jim Allhusen, Group Executive of Advanta Personal Payment Services, are leaving to pursue other interests.

                 A Special Meeting of stockholders of the Company (the "Special Meeting") was held on February 20, 1998 at the Company's headquarters. At the
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Special Meeting, holders of shares of the Company's Class A Common Stock and
Class A Preferred Stock were asked to vote upon a proposal to approve the Transaction.

         At the Special Meeting, 12,754,956 votes were cast in favor of approving the Transaction, 53,954 votes were cast against the Transaction and 7,838 votes cast to abstain.

         The transactions contemplated by the Contribution Agreement were consummated on February 20, 1998.

         In connection with the consummation of the transactions contemplated by the Contribution Agreement, four of the nationally recognized rating agencies lowered their ratings of the Company's debt securities. As of the date of this Pricing Supplement, senior debt of the Company is rated investment grade (at or above investment grade level) by one of the nationally recognized rating agencies, but is below investment grade by the other three rating agencies, including Standard and Poor's and Moody's Investors Service.

         Pursuant to the terms of an Offer to Purchase dated January 20, 1998 (the "Offer to Purchase"), the Company made a tender offer (the "Tender Offer") to purchase 7,882,750 shares of its Class A Common Stock, including associated Class A Purchase Rights (collectively, the "Class A Shares"), 12,482,850 shares of its Class B Common Stock, including associated Class B Purchase Rights (collectively, the "Class B Shares") and 1,078,930 shares of its Depositary Shares each representing a one one-hundredth interest in a share of 6-3/4% Convertible Class B Preferred Stock, Series 1995 (Stock Appreciation Income Linked Securities (SAILS)) (the "SAILS Depositary Shares"). The Company offered to purchase the Class A Shares and Class B Shares each at a purchase price, net to the seller, in cash of $40 per share and offered to purchase the SAILS Depositary Shares at a purchase price, net to the seller, in cash of $32.80 per share. Following the completion of the Tender Offer, the Company will be well-capitalized with a book value of approximately $650 million. The Company will have approximately $6.6 billion in managed assets and an additional $9.2 billion in assets serviced for third parties.

         The Tender Offer expired at 12:00 Midnight, New York City time on February 20, 1998 (the "Expiration Date"). As of the Expiration Date, subject to final verification, approximately all of the outstanding Class A Shares, Class B Shares and SAILS Depositary Shares were tendered in accordance with the terms of the Offer to Purchase. A large number of the shares tendered were through Notices of Guaranteed Delivery. Depending on the number of shares ultimately delivered and the number of odd lots included in those deliveries, the proration factor for the shares purchased may change.
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         As more shares were tendered than the amount sought to be purchased by the Company, the shares were purchased on a pro rata basis. The preliminary proration factor for shares purchased is expected to be 43% for the Class A Shares, 43% for the Class B Shares and 43% for the SAILS Depositary Shares.
The final proration factor will be announced as soon as it is available.

         This Pricing Supplement contains forward-looking statements, including but not limited to projections of future earnings, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The most significant among these risks and uncertainties are: (1) factors that affect consumer debt; (2) the level of delinquencies and charge-offs; and (3) competitive pressures; (4) the rate of prepayments; (5) the level of expenses; (6) the timing of the securitizations of the Company's receivables; and (7) the ratings on the debt of the Company and its subsidiaries. Additional risks that may affect the Company's future performance are detailed in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.